UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

QUEST SOFTWARE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74834T-10-3

(CUSIP Number)

Lawrence P. Tu Senior Vice President and General Counsel Dell Inc. One Dell Way Round Rock, Texas 78682 (800) 289-3355

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74834T-10-3

1.	Names of Reporting Persons Dell Inc. I.R.S. Identification Nos. of above persons (entities only) I.R.S. I.D.#: 74–2487834
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 30,577,233 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,577,233 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.1% (based on 84,775,742 shares of Common Stock outstanding as of June 19, 2012, as provided by Quest)
14.	Type of Reporting Person (See Instructions) CO

(1)	The shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Quest Software, Inc., a Delaware corporation (“Quest”), described herein may be deemed beneficially owned as a result of the entrance by Dell Inc. (“Dell”) into a Voting Agreement (the “Voting Agreement”), dated as of June 30, 2012, among Vincent C. Smith (“Vincent Smith”), the Vincent C. Smith Annuity Trust 2010-1, the Vincent C. Smith Annuity Trust 2010-2, the Vincent C. Smith Annuity Trust 2011-1, the Teach A Man To Fish Foundation (collectively, the “Stockholders”), Quest and Dell in connection with the Merger Agreement described in Item 4. The Voting Agreement requires the Stockholders to vote such shares in accordance with the terms of the Voting Agreement and includes the Stockholders’ grant of a limited proxy to Dell with respect to their shares in order to secure the performance of their obligations under the Voting Agreement. The number of shares of Common Stock includes an aggregate of 153,440 shares owned by Vincent Smith’s minor children and certain shares currently held in the name of Land Meets the Sea LLC, an entity owned by Vincent Smith which has been dissolved. It also includes 355,749 shares held by Vincent C. Smith Annuity Trust 2010-1, 266,811 shares held by Vincent C. Smith Annuity Trust 2010-2, 1,275,000 shares held by Vincent C. Smith Annuity Trust 2011-1, and 1,422,140 shares held by the Teach A Man To Fish Foundation. It also includes 2,315,187 shares issuable upon exercise of stock options that are exercisable within 60 days of July 5, 2012. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of Common Stock of Quest, whose principal executive offices are located at 5 Polaris Way, Aliso Viejo, CA 92656.

Item 2. Identity and Background

(a)–(c) This Schedule 13D is being filed by Dell, which is sometimes referred to as the “Reporting Person”. Dell is a Delaware corporation. Dell delivers innovative technology and services which customers trust and value. As a leading technology company, it offers a broad range of product categories, including mobility products, desktop PCs, software and peripherals, servers and networking, and storage. Its services include a broad range of configurable IT and business related services, including infrastructure technology, consulting and applications, and business process services. The addresses of the principal office of the Reporting Person is One Dell Way, Round Rock, Texas 78682.

(d)–(e) Except as described in Dell’s Annual Report on Form 10-K for its fiscal year ended January 28, 2011 filed with the Securities and Exchange Commission on March 15, 2011 (which is incorporated by reference into this Schedule 13D), during the past five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the directors and executive officers identified on Schedule A to this Schedule 13D, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Dell is organized under the laws of the State of Delaware. Other than Donald J. Carty, who is a United States citizen and a citizen of Canada, Klaus S. Luft, who is a citizen of Germany, and Gerard J. Kleisterlee, who is a citizen of the Netherlands, all of the directors and officers required to be listed in Schedule A are United States citizens. Set forth on Schedule A is the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Person as of the date hereof.

Item 3. Source and Amount of Funds or Other Consideration

The shares of Common Stock to which this Statement relates have not been purchased by the Reporting Person, and thus no funds were used for this purpose.

Item 4. Purpose of Transaction

(a)-(b) On June 30, 2012, Dell entered into an Agreement and Plan of Merger, dated as of June 30, 2012 (the “Merger Agreement”), by and among Dell, Diamond Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Dell (“Purchaser”), and Quest, pursuant to which Dell will acquire Quest.

The Merger Agreement provides for the merger of Purchaser with and into Quest (the “Merger”) with Quest surviving the Merger as a wholly owned subsidiary of Dell. The Merger Agreement, subject to the terms and conditions thereof, provides for the conversion of all outstanding shares of Quest common stock, par value $0.001, into $28.00 per share in cash, without interest, excluding any dissenting shares, any shares held by Dell, Purchaser or any of their respective subsidiaries and any treasury shares, all of which will be cancelled.

The closing of the Merger is subject to customary closing conditions, including adoption of the Merger Agreement by Quest’s stockholders and regulatory approvals. Closing is not subject to any financing condition or a vote of Dell’s stockholders.

Concurrently with the execution of the Merger Agreement and in their capacities as stockholders of Quest, Vincent C. Smith, Chairman and Chief Executive Officer of Quest, the Vincent C. Smith Annuity Trust 2010-1, the Vincent C. Smith Annuity Trust 2010-2, the Vincent C. Smith Annuity Trust 2011-1 and the Teach A Man To Fish Foundation have entered into a voting agreement, dated as of June 30, 2012 (the “Voting Agreement”), with Dell and Quest, pursuant to which they have agreed to, among other things, vote their shares in favor of the approval of the Merger Agreement and other proposals necessary to consummate the Merger unless such Voting Agreement is terminated pursuant to its terms. The Stockholders granted a limited proxy to Dell with respect to their shares in order to secure the performance of their obligations under the Voting Agreement.

The foregoing description of the Merger Agreement and Voting Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and Voting Agreement, copies of which are attached as exhibits hereto or incorporated herein by reference.

(c) Not applicable.

(d) Under the terms of the Merger Agreement, the directors of Purchaser immediately prior to the effective time of the Merger will become the directors of Quest as the surviving corporation in the Merger, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal. The existing director of Purchaser is Janet B. Wright.

(e) Under the terms of the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of capital stock of Purchaser will be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of Quest as the surviving corporation in the Merger.

(f) Not applicable.

(g) Under the terms of the Merger Agreement, at the effective time of the Merger, the certificate of incorporation and bylaws of Quest will be amended and restated to conform to the relevant exhibits attached to the Merger Agreement, as in effect immediately prior to the effective time of the Merger.

(h)–(i) Upon consummation of the Merger, the Common Stock will be delisted from The Nasdaq Global Select Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act, as amended (the “Exchange Act”).

(j) Other than as described in Item 3 and Item 4 above, and except as otherwise disclosed in this Statement or in the Merger Agreement and the Voting Agreement, the Reporting Person has no present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The Stockholders collectively beneficially own 30,577,233 shares of Common Stock (including 2,315,187 shares issuable upon exercise of stock options that are exercisable within 60 days of July 5, 2012). The Reporting Person, for the purpose of Rule 13d-3 under the Exchange Act, therefore may, by reason of the execution and delivery of the Voting Agreement, be deemed to share beneficial ownership over 30,577,233 shares of Common Stock, which would represent approximately 36.1% of the Common Stock of Quest (based on 84,775,742 shares of Common Stock outstanding as of June 19, 2012, as provided by Quest). Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(b) The Reporting Person, by reason of the execution and delivery of the Voting Agreement, may be deemed to have shared voting power with the Stockholders with respect to 30,577,233 shares of Common Stock (including 2,315,187 shares issuable upon exercise of stock options that are exercisable within 60 days of July 5, 2012), representing approximately 36.1% of the Common Stock of Quest (based on 84,775,742 shares of Common Stock outstanding as of June 19, 2012, as provided by Quest). Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(c) Except as described in this Statement, during the last sixty (60) days there were no transactions in the Common Stock effected by the Reporting Person.

(d) Except for the Stockholders, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 4 and 5, which are incorporated herein by reference, and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of Quest.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Press Release, dated July 2, 2012 (incorporated by reference to Exhibit 99.1 to Dell’s Current Report on Form 8-K filed on July 2, 2012)

Exhibit 99.2	Agreement and Plan of Merger, dated as of June 30, 2012, among Dell Inc., Diamond Merger Sub Inc. and Quest Software, Inc. (incorporated by reference to Exhibit 99.3 to Dell’s Current Report on Form 8-K filed on July 2, 2012)

Exhibit 99.3	Voting Agreement, dated as of June 30, 2012, among Vincent C. Smith, the Vincent C. Smith Annuity Trust 2010-1, the Vincent C. Smith Annuity Trust 2010-2, the Vincent C. Smith Annuity Trust 2011-1, the Teach A Man To Fish Foundation, Dell and Quest (incorporated by reference to Exhibit 99.4 to Dell’s Current Report on Form 8-K filed on July 2, 2012)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2012

Dell Inc.

By:	/s/ Janet B. Wright
Janet B. Wright
Vice President and Assistant Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The following table sets forth the name, business address, present principal occupation or employment, and name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Person. All directors and executive officers listed below are citizens of the United States unless otherwise noted herein.

Name	Position	Present Principal Occupation or Employment and Business Address

Brad R. Anderson	President, Enterprise Solutions	Dell Inc. One Dell Way, RR1–33 Round Rock, Texas 78682–8033

James W. Breyer	Director	Accel Partners, Partner 428 University Avenue Palo Alto, CA 94301

Donald J. Carty	Director

Retired.

Barrick Gold Corporation, Gluskin Sheff and Associates, Talisman Energy Inc. and Canadian National Railway Company, Director.

Mr. Carty is a citizen of the United States and Canada.

c/o Dell Inc.

One Dell Way, RR1–33

Round Rock, Texas 78682–8033

Janet F. Clark	Director	Executive Vice President and Chief Financial Officer of Marathon Oil Corporation. 5555 San Felipe Street Houston, TX 77056

Jeffrey W. Clarke	Vice Chairman and President, End-User Computing Solutions & Operations	Dell Inc. One Dell Way, RR1–33 Round Rock, Texas 78682–8033

Laura Conigliaro	Director	Retired from Goldman Sachs c/o Dell Inc. One Dell Way, RR1–33 Round Rock, Texas 78682–8033

Michael S. Dell	Chairman of the Board, Chief Executive Officer	Dell Inc. One Dell Way, RR1–33 Round Rock, Texas 78682–8033

Kenneth M. Duberstein	Director	Chairman and CEO of The Duberstein Group, Inc. 2100 Pennsylvania Avenue, N.W., Suite 500 Washington, DC 20037 -3204

Stephen J. Felice	President, Chief Commercial Officer	Dell Inc. One Dell Way, RR1–33 Round Rock, Texas 78682–8033

William H. Gray, III	Director	Chairman of Gray Global Strategies, Inc. c/o Dell Inc. One Dell Way Round Rock, Texas 78682

Brian T. Gladden	Senior Vice President and Chief Financial Officer	Dell Inc. One Dell Way, RR1–33 Round Rock, Texas 78682–8033

David L. Johnson	Senior Vice President, Strategy and Business Development	Dell Inc. One Dell Way, RR1–33 Round Rock, Texas 78682–8033

Gerard J. Kleisterlee	Director	Chairman of Vodafone Group plc Mr. Kleisterlee is a citizen of The Netherlands. c/o Dell Inc. One Dell Way Round Rock, Texas 78682

Klaus S. Luft	Director

Artedona AG, Founder and Chairman of the supervisory board.

MATCH — Market Access Services GmbH & Co., KG, Owner and President.

The Honorary Consul of the Republic of Estonia in the State of Bavaria.

Mr. Luft is a citizen of Germany.

c/o Dell Inc.

One Dell Way

Round Rock, Texas 78682

Alex J. Mandl	Director	Director, Presiding Gemalto N.V., non-Executive Chairman. Arise Virtual Solutions Inc., Board Member. c/o Dell Inc. One Dell Way Round Rock, Texas 78682

Shantanu Narayen	Director	Adobe Systems Incorporated, President and Chief Executive Officer. Adobe Systems Incorporated 345 Park Avenue San Jose, CA 95110-2704

Ross Perot, Jr.	Director	Hillwood Development Company, Chairman and Founder. EastWest Institute, co-Chairman of the Board of Directors. Hillwood Development Company 13600 Heritage Parkway, Suite 200. Fort Worth, Texas 76177

Steve H. Price	Senior Vice President, Human Resources	Dell Inc. One Dell Way, RR1–33 Round Rock, Texas 78682–8033

Karen H. Quintos	Senior Vice President, Chief Marketing Officer	Dell Inc. One Dell Way, RR1–33 Round Rock, Texas 78682–8033

Stephen F. Schuckenbrock	President, Services	Dell Inc. One Dell Way, RR1–33 Round Rock, Texas 78682–8033

John A. Swainson	President, Software	Dell Inc. One Dell Way, RR1–33 Round Rock, Texas 78682–8033

Lawrence P. Tu	Senior Vice President, General Counsel and Secretary	Dell Inc. One Dell Way, RR1–33 Round Rock, Texas 78682–8033